SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.



05006704

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

March 15, 2005

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED 2005 MAR 21 P 3:

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

March 11, 2005 Stock Exchange Announcement – Notice of Trading Update

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: 
Christopher C. Roberts

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-62.doc
T: 032505



11921 Rockville Pike, Rockville, Maryland 20852-2743 • Tel: (301) 230-5200 • Fax: (301) 230-2891
Washington, D.C. Office: (202) 872-0400 • Greenbelt, Maryland Office: (301) 699-9883 • Tysons Corner, Virginia Office: (703) 684-5200
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REG-Electrocomponents Notice of Trading Update

RNS Number:6387J
Electrocomponents PLC
11 March 2005

ELECTROCOMPONENTS PLC

TRADING UPDATE

In line with our regular practice, we will be releasing a Trading Update on Tuesday 22 March 2005.

A conference call for investors and analysts will be conducted at 10:00am UK time on Tuesday 22 March. The call will be recorded and available for playback.

The dial-in details for the conference call and the recorded playback will be provided in the Trading Update itself, but can be also obtained in advance by calling Carmelina Carfora on +44 (0)1865 204000 or e-mailing on carmelina.carfora@electrocomponents.com.

CARMELINA CARFORA

Group Company Secretary

11 March 2005

END

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